 Exhibit 1.01

Deswell Industries, Inc.

Summary of findings

Number of suppliers that provide materials that are likely to contain 3TGs/Conflict Minerals	140

	Number	As a % of the selected suppliers’ purchase volume
Response received	117	86.7%

	Number of suppliers[1]	Number of suppliers sourced from Covered Country
Tantalum	1	0
Tin	66	0
Gold	30	0
Tungsten	6	0

Notes:

1)	Only 65 suppliers disclosed providing 3TGs in their components and other materials. 52 suppliers responded that there are no 3TGs in their components and other materials.